CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form 40-F of our report dated April 6, 2021 relating to the consolidated financial statements of Exro Technologies Inc. for the years ended December 31, 2020 and 2019 which are filed as an exhibit to the registration statement.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
Chartered Professional Accountants
Vancouver, Canada
January 4, 2021

MOORE

An independent firm associated with Moore Global Network Limited